(307) 381-0288 info@orbit-innovations.com Vrabci 9, Prague, Czech Republic 18200

February 10, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re: Orbit Innovations Group Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 6, 2025

File No. 333-283342

Dear Alyssa Wall,

We received your letter dated January 31, 2025, pursuant to the Securities Exchange Act of 1933, as amended, please find enclosed the Company’s Amendment No. 2 to its Registration Statement on Form S-1, which amends Amendment No. 1 filed on January 6, 2025. Amendment No. 2 reflects the changes made to Amendment No. 1. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1 Filed January 6, 2025

Description of Business

General Information, page 22

1. We note your revised disclosure in response to prior comment 8. Please provide additional detail regarding the anticipated timeline of operations. We note in your Plan of Operations that you expect certain projects will take certain estimated periods, for example, that Design Software is anticipated to take one to two months. To give additional information to investors, please elaborate on your anticipated timeline to provide a potential start date for the disclosed stages of development.

Response: We have elaborated on our anticipated timeline by providing potential start dates for the disclosed stages of development.

Item 16. Exhibits, page 38

2. Please revise your Exhibit Index to include the consent associated with your counsel's legal opinion, filed as Exhibit 5.1. Refer to Item 601(b)(23)(i) of Regulation S-K.

Response: We have revised our Exhibit Index to include the consent associated with our counsel’s legal opinion, filed as Exhibit 5.1.

Sincerely,

/s/ Svetlana Belychova

Svetlana Belychova, President